SSY FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

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SEC FILE NUMBER
8-70473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SSY Finance LLC**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Broadhollow Road, Suite 420

(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Sakol	516-393-5618	daniel.sakol@janoverllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raines and Fischer LLP

(Name – if individual, state last, first, and middle name)

555 Fifth Avenue, 9th floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

11-5-2009	3760
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

County of NASSAU   State of New YORK

OATH OR AFFIRMATION

I, Daniel Sakol _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SSY Finance LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
Officer



Notary Public

KEREEN A ALLEN
Notary Public - State of New York
No. 01AL6240458
Qualified in Nassau County
My Commission Expires May 02, 2023

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SSY FINANCE LLC

DECEMBER 31, 2022

TABLE OF CONTENTS



RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of SSY Finance LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SSY Finance LLC (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

New York, New York
February 21, 2023

Raines & Fischer LLP

SSY FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	65,060
Prepaid expenses and other assets		4,600
Total assets	$	**69,660**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to member	$	13,188
Total liabilities		**13,188**
Member's equity		56,472
Total liabilities and member's equity	$	**69,660**

SSY FINANCE LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   SSY Finance LLC (the "Company") was established on March 28, 2019 and is a wholly owned subsidiary of SSY Finance LLP (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides its global clients in the transportation sector, with capital raising and financial advisory services, including access to the U.S. capital markets through equity and debt placements, mergers and acquisition and restructuring services.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of presentation
   The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of estimates
   The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income taxes
   As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

   Concentration of risk
   The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000.

   Liquidity and uncertainty
   Due to the nature of transactions, the Company is currently looking to complete its first transaction. As such, the parent has committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

3. **RELATED PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement, the Company reimburses the Parent for allocated administration fees, office, insurance, research and communication expenses paid for by the Parent. These charges are updated periodically, and determined based on percentages of personnel time and other factors.

During the year ended December 31, 2022, $150,000 was forgiven by the member and recorded as a member contribution. The Company had a due to member balance in the amount of $13,188 related to unpaid allocated expenses as of December 31, 2022. Amounts due to member are non-interest bearing and are due on demand.

The Company participates in the Parent's benefit plan. For the year ended December 31, 2022, the Parent charged the Company approximately $6,750 for such expenses and the balance remains unpaid and recorded as part of the due to member balance on the statement of financial condition.

4. **REGULATORY REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 ("The Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2022, the Company had net capital, as defined, of $51,872, which exceeded the required minimum net capital of $5,000 by $46,872. Aggregate indebtedness at December 31, 2022 totaled $13,188. The Company's percentage of aggregate indebtedness to net capital was 25.42%.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company carries no margin accounts and does not otherwise hold funds or securities for, or owe money or securities to customers.

5. **COMMITMENTS**

The Company has entered into a short-term occupancy agreement for office space.